

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2025

Kenneth Krause
Chief Financial Officer
ROLLINS INC
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

> **Re: ROLLINS INC**
> **Registration Statement on Form S-4**
> **Filed April 25, 2025**
> **File No. 333-286769**

Dear Kenneth Krause:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David S. Huntington